International Marketing & Distribution Agreement

This Agreement is made as of September 25, 2006 between Guaber S.p.A, a company incorporated in Italy (referred to as “Licensor”), and Reliant International Media, LLC, a company incorporated in Florida (“RIMC”) and collectively referred to as (“Parties”).

1.
Marketing and Distribution Rights. Licensor grants to RIMC the exclusive right to advertise, promote, market, sell and otherwise distribute the products, by means of direct response television programming, however distributed and by all other means, media and channels of distribution, including but not limited to retail, radio, catalog, Internet, Live Home Shopping, credit card stuffers, including all identified component parts, described in the Schedule attached hereto and incorporated herein (the “Products” and the “Schedule” respectively) in the United States and Canada, (“Territory”). Licensor also grants non-exclusive rights to all other countries however distributed and by all other means, media and channels of distribution by means of direct response television programming, however distributed and by all other means, media and channels of distribution, including but not limited to retail, radio, catalog, Internet, Live Home Shopping, credit card stuffers, now existing or hereafter developed.

2.
Use of Materials. RIMC shall market Product under its own brand name (“Brand”) worldwide. Licensor acknowledges and agrees that it shall acquire no right, title or interest in or to any trademarks, trade names or other intellectual property owned by RIMC.

3.
Production and Use of the Infomercial. RIMC shall also have the right to produce a television advertisement of approximately Thirty-minute in length (“Infomercial”) and any shorter version, as RIMC deems necessary by any means or media. Licensor shall provide 50 samples of the Product at no charge to RIMC. All footage, including but not limited to, both audio and video shall at all times remain the property of RIMC.

4.
Test Marketing. Upon obtaining all required regulatory approvals and the receipt of all applicable items requested by RIMC from Licensor, RIMC shall have the right to conduct test marketing of the Products in all or any portion of the Territory for a period of up to 90 days from the first Infomercial airing or first live shopping appearance, by such means as RIMC may determine (“Test Marketing”). Licensor agrees to supply RIMC under the terms of this agreement with reasonable quantities of Product for the test marketing. If RIMC determines, in its sole judgment, that Test Marketing is successful, RIMC shall issue a purchase orders up to sixty thousand, (60,000) individual cans of the Product, in any combination RIMC deems appropriate during the Test Marketing and commence wide-scale airings (“Rollout”) of the infomercial. To maintain exclusivity RIMC shall purchase an additional 190,000 individual cans of the Product within the first twelve months of first airing of the Infomercial. If RIMC determines, in its sole judgment, that Test Marketing is unsuccessful, RIMC shall notify Licensor accordingly.

5.
Purchase Orders. All orders will be placed pursuant to written purchase orders issued by RIMC, Licensor will sell, or its designated vendor shall sell, to RIMC such quantities of the products as RIMC shall order at prices not in excess of those specified in the Schedule.

6.
Description of Goods. The goods shipped by Licensor will conform in every manner to the samples, specifications and other descriptions provided to RIMC, will be new and not used, and will be free from all defects in materials and workmanship. RIMC shall have the right to inspect the goods prior to any shipment and any additional costs incurred by RIMC as a result of re-inspection due to noncompliance of the goods or unavailability of some or all of the goods when inspections are scheduled shall be borne by Licensor.

7.
Defective Products. Without limiting any other rights or remedies, RIMC has the right to return to Licensor, or Licensor’s designated vendor, any defective or damaged Products, at Licensor’s expenses, for a full and immediate refund, credit or replacement at RIMC’s option.

8.
Product Liability Insurance. For the life of the Product, Licensor or a designated third party, such as the manufacturer, on behalf of Licensor will maintain and keep in force product liability insurance with an insurer approved by RIMC and Licensor in the amounts not less than $2,000,000 per occurrence and $5,000,000 in the aggregate covering all Products licensed by RIMC from Licensor. Licensor or its designated manufacturer shall, upon RIMC’s request, add RIMC’s subsidiaries, affiliates or sub-licensees who are involved with the marketing and distribution of the Products as additional insured on all such insurance policies, each of which shall be endorsed so as to provide at least 30 days notice to RIMC of its cancellation, termination or non-renewal.

9.
Governing Law; Jurisdiction. This Agreement shall be deemed to have been executed in the State of Florida and shall be interpreted, construed and enforced according to, and governed by, the laws of the State of Florida, without giving effect to any conflict of laws provisions. Each party hereby expressly submits to the exclusive, personal jurisdiction of the federal and state courts situated in the State of Florida, with respect to any and all claims, demands and/or causes of action asserted or filed by any party in any way relating to, or arising out of, this Agreement or the subject matter hereof.

10.
Notices. All notices, requests, instructions, consents and other communications to be given pursuant to this Agreement shall be in writing and shall be deemed received (i) on the same day if delivered in person, by same-day courier or by telegraph, telex or facsimile transmission, (ii) on the next day if delivered by overnight mail or courier, or (iii) on the date indicated on the return receipt, or if there is no such receipt, on the third calendar day (excluding Sundays) after being sent by certified or registered mail, postage prepaid, to the party for whom intended to the following addresses:

If to LICENSOR:	If to RIMC:

Guaber S.p.A	Reliant International media, LLC
Via P. Bobetti, 4	11880 28 Street North
Funo (BO), 40050 Italy	St. Petersburg, FL 33716
Attn: Jacopo Gualandi	Attn: Tim Harrington
Tel: 011 39 0516649111	Tel: 727- 565-0565 ext. 229
Fax: 011 39 0	Fax: 727- 565-0566
e-mail: jacopo,gualandi@guaber.it	e-mail: tim@tvgoods.com

IN WITNESS WHEREOF, the parties have caused this Agreement and Schedule to be duly executed on the date first written above.

Reliant International Media, LLC		Guaber S.p.A.

By:	/s/ Tim Harrington	By:	/s/ Paolo Gualandi
	Name: Tim Harrington		Name: Paolo Gualandi
	Title: President		Title: President

SCHEDULE 1

1.	Products: The Products consist of the following items (packaged in boxes suitable for shipment to direct response customers) along with customer letter, instruction manual and a reorder form.

Description of each component:	Price: (ex works):

Product Name (SPA in a Can)	€2,75

Up Sell One	TBD

2.	Term: The term of this Agreement is for one year and Licensor shall work in good faith with its supplier and RIMC to renew the Term yearly.

3.
RIMC shall issue Purchase Orders, Licensor shall invoice RIMC and the invoice amount shall be paid in full upon presentation of the bill of lading at Licensor’s warehouse via Letter of Credit or any mutually acceptable method of payment.